UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 February, 2008

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Final Results announcement released 19 February 2008


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                                                               Barclays Bank PLC
                                                            Results Announcement
                                                              31st December 2007


                                                               Barclays Bank PLC
                                                              19th February 2008

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: February 19, 2008                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: February 19, 2008                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary



                               BARCLAYS BANK PLC

Barclays Bank PLC and its subsidiary undertakings (taken together, the "Group") is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC, which is the ultimate holding company of the Group. Barclays PLC, one of the largest financial services companies in the world by market capitalisation has a wide public shareholder base and its ordinary shares are listed on the London, Tokyo and New York Stock Exchanges (the latter in the form of American Depositary Shares evidenced by American Depositary Receipts).

The Directors report the following results of the Barclays Bank PLC Group for the year ended 31st December 2007:


                         CONSOLIDATED INCOME STATEMENT

                                                       2007       2006
                                                       GBPm       GBPm

Continuing operations
                                                     --------   --------
Interest income                                      25,308     21,805
Interest expense                                    (15,707)   (12,662)
                                                     --------   --------
Net interest income                                   9,601      9,143
                                                     --------   --------
Fee and commission income                             8,682      8,005
Fee and commission expense                             (970)      (828)
                                                     --------   --------
Net fee and commission income                         7,712      7,177
                                                     --------   --------
Net trading income                                    3,759      3,632
Net investment income                                 1,216        962
                                                     --------   --------
Principal transactions                                4,975      4,594
Net premiums from insurance contracts                 1,011      1,060
Other income                                            224        257
                                                     --------   --------
Total income                                         23,523     22,231
Net claims and benefits incurred on insurance          (492)      (575)
contracts                                            --------   --------
Total income net of insurance claims                 23,031     21,656
Impairment charges and other credit provisions       (2,795)    (2,154)
                                                     --------   --------
Net income                                           20,236     19,502
                                                     --------   --------
Staff costs                                          (8,405)    (8,169)

Administration and general expenses                  (4,141)    (3,914)

Depreciation of property, plant and equipment          (467)      (455)
Amortisation of intangible assets                      (186)      (136)
                                                     --------   --------
Operating expenses                                  (13,199)   (12,674)
Share of post-tax results of associates and joint        42         46
ventures
Profit on disposal of subsidiaries, associates and       28        323
joint ventures                                       --------   --------
Profit before tax                                     7,107      7,197
Tax                                                  (1,981)    (1,941)
                                                     --------   --------
Profit after tax                                      5,126      5,256
                                                     --------   --------

Profit attributable to minority interests               377        342
Profit attributable to equity holders                 4,749      4,914
                                                     --------   --------
                                                      5,126      5,256
                                                     --------   --------


The information in this announcement, which was approved by the Board of Directors on 18th February 2008, does not comprise statutory accounts for the year ended 31st December 2007 or 31st December 2006, within the meaning of
Section 240 of the Companies Act 1985 (the 'Act'). Statutory accounts for the year ended 31st December 2007 will be delivered to the Registrar of Companies in accordance with Section 242 of the Act. Statutory accounts for the year ended 31st December 2006 have been delivered to the Registrar of Companies and the Group's auditors have reported on those accounts and have given an unqualified report which does not contain a statement under Section 237(2) or (3) of the Act.

                           CONSOLIDATED BALANCE SHEET

                                                       2007       2006
                                                       GBPm       GBPm

Assets
Cash and balances at central banks                    5,801      6,795
Items in the course of collection from other
banks                                                 1,836      2,408
Trading portfolio assets                            193,726    177,884
Financial assets designated at fair value:
 - held on own account                               56,629     31,799
 - held in respect of linked liabilities to
   customers under investment contracts              90,851     82,798
Derivative financial instruments                    248,088    138,353
Loans and advances to banks                          40,120     30,926
Loans and advances to customers                     345,398    282,300
Available for sale financial investments             43,256     51,952
Reverse repurchase agreements and cash
collateral on securities borrowed                   183,075    174,090
Other assets                                          5,153      5,850
Current tax assets                                      518        557
Investments in associates and joint ventures            377        228
Goodwill                                              7,014      6,092
Intangible assets                                     1,282      1,215
Property, plant and equipment                         2,996      2,492
Deferred tax assets                                   1,463        764
                                                 -----------  ---------
Total assets                                      1,227,583    996,503
                                                 -----------  ---------


                           CONSOLIDATED BALANCE SHEET

                                                       2007       2006
                                                       GBPm       GBPm
Liabilities
Deposits from banks                                  90,546     79,562
Items in the course of collection due to other        1,792      2,221
banks
Customer accounts                                   295,849    256,754
Trading portfolio liabilities                        65,402     71,874
Financial liabilities designated at fair value       74,489     53,987
Liabilities to customers under investment            92,639     84,637
contracts
Derivative financial instruments                    248,288    140,697
Debt securities in issue                            120,228    111,137
Repurchase agreements and cash collateral on        169,429    136,956
securities lent
Other liabilities                                    10,514     10,337
Current tax liabilities                               1,311      1,020
Insurance contract liabilities, including             3,903      3,878
unit-linked liabilities
Subordinated liabilities                             18,150     13,786
Deferred tax liabilities                                855        282
Provisions                                              830        462
Retirement benefit liabilities                        1,537      1,807
                                                 -----------  ---------
Total liabilities                                 1,195,762    969,397
                                                 -----------  ---------

Shareholders' equity
Called up share capital                               2,382      2,363
Share premium account                                10,751      9,452
Other reserves                                         (170)      (484)
Other shareholders' funds                             2,687      2,534
Retained earnings                                    14,222     11,556
                                                 -----------  ---------
Shareholders' equity excluding minority interests    29,872     25,421
Minority interests                                    1,949      1,685
                                                 -----------  ---------
Total shareholders' equity                           31,821     27,106
                                                 -----------  ---------
                                                 -----------  ---------
Total liabilities and shareholders' equity        1,227,583    996,503
                                                 -----------  ---------


            CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

                                                       2007       2006
                                                       GBPm       GBPm
Net movements in available for sale reserve             (93)      (120)
Net movements in cash flow hedging reserve              359       (487)
Net movements in currency translation reserve            54       (781)
Tax                                                      54        253
Other movements                                          22         25
                                                     --------   --------
Amounts included directly in equity                     396     (1,110)
Profit after tax                                      5,126      5,256
                                                     --------   --------
Total recognised income and expense                   5,522      4,146
                                                     --------   --------

Attributable to:
Equity holders                                        5,135      4,132
Minority interests                                      387         14
                                                     --------   --------
                                                      5,522      4,146
                                                     --------   --------



The consolidated statement of recognised income and expense reflects all items of income and expense for the period, including items taken directly to equity. Movements in individual reserves are shown including amounts which relate to minority interests; the impact of such amounts is then reflected in the amount attributable to such interests. Movements in individual reserves are also shown on a pre-tax basis with any related tax recorded on the separate tax line.

The available for sale reserve reflects gains or losses arising from the change in fair value of available for sale financial assets except for items recorded in the income statement which are: impairment losses; gains or losses transferred to the income statement due to fair value hedge accounting; and foreign exchange gains or losses on monetary items such as debt securities. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to the income statement. The transfer of net gains to the income statement, primarily on disposal of assets, was partially offset by the recognition of net unrealised gains from changes in fair value.

Cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The portion of the gain or loss on the hedging instrument that is deemed to be an effective hedge is recognised in the cash flow hedging reserve. The gains and losses deferred in this reserve will be transferred to the income statement in the same period or periods during which the hedged item is recognised in the income statement. The movement in 2007 reflects the transfer of net losses to the income statement and the recognition of net unrealised gains from changes in the fair value of the hedging instruments.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the currency translation reserve and transferred to the income statement on the disposal of the net investment. The movement in 2007 primarily reflects the impact of changes in the value of the Euro on net investments partially offset by the impact of changes in the value of the US Dollar on net investments and other currency movements on net investments which are hedged on a post-tax basis. The Euro and US Dollar net investments are economically hedged through Euro-denominated and US Dollar-denominated preference share capital, which is not revalued for accounting purposes.


                        CONSOLIDATED CASH FLOW STATEMENT

                                                  2007       2006
                                                  GBPm       GBPm

Net cash flow from operating activities         (8,764)    10,057
Net cash flow from investing activities         10,016     (1,177)
Net cash flow from financing activities          2,078        565
Effects of exchange rate on cash and cash         (654)       552
equivalents
                                                --------   --------
Net (decrease)/increase in cash and cash         2,676      9,997
equivalents
Cash and cash equivalents at beginning of       30,402     20,405
period
                                                --------   --------
Cash and cash equivalents at end of period      33,078     30,402
                                                --------   --------



                                     NOTES


1. Authorised share capital

Ordinary shares

The authorised ordinary share capital of Barclays Bank PLC at 31st December 2007 was 3,000 million (2006: 3,000 million) ordinary shares of GBP1 each.

Preference shares                                       2007      2006
                                                        '000      '000
Authorised share capital - shares of GBP1 each             1         1
Authorised share capital - shares of GBP100 each         400       400
Authorised share capital - shares of US$0.25 each    150,000    80,000
Authorised share capital - shares of US$100 each         400       400
Authorised share capital - shares of EUR100 each         400       400


2. Issued share capital

Ordinary shares

The issued ordinary share capital of Barclays Bank PLC at 31st December 2007 comprised 2,336 million (2006: 2,329 million) ordinary shares of GBP1 each.

The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC.

Preference shares

The issued  preference  share capital of Barclays Bank PLC at 31st December 2007
comprised  GBP46m  (2006:   GBP34m)  of  preference   shares  of  the  following
denominations:

                                                        2007      2006
                                                        '000      '000
Issued and fully paid shares of GBP1 each                  1         1
Issued and fully paid shares of GBP100 each               75        75
Issued and fully paid shares of US$0.25 each         131,000    30,000
Issued and fully paid shares of US$100 each              100       100
Issued and fully paid shares of EUR100 each              240       240

3. Staff numbers

On a full time equivalent basis the total permanent and fixed term contract staff at 31st December 2007 was 134,900 (2006: 122,600).